UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

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[X]   Definitive Proxy Statement
[ ]   Definitive Additional Materials
[ ]   Soliciting Material Pursuant to §Section 240.14a-12

MESA AIR GROUP, INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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MESA AIR GROUP, INC.
410 North 44th Street
Phoenix, Arizona 85008

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on March 17, 2009


To Our Shareholders:

The 2009 Annual Meeting of Shareholders of MESA AIR GROUP, INC., a Nevada corporation (the "Company"), will be held at the Company's offices, 410 North 44th Street, Suite 160, Phoenix, Arizona 85008 on March 17, 2009, at 10:00 a.m., Arizona time, for the following purposes:

1. To elect eight (8) directors to serve for a one-year term;

2. To ratify the selection of Deloitte & Touche LLP as independent registered public accountants for the Company; and

3. To transact such other business as may properly come before the meeting or any postponement(s) or adjournment(s) thereof.

Our Board of Directors has fixed the close of business on January 21, 2009, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting or any postponement or adjournment thereof. Shares of the Company's common stock may be voted at the meeting only if the holder is present at the meeting in person or by valid proxy. A copy of the Company's 2008 Annual Report, which includes audited financial statements, was mailed with this Notice and Proxy Statement to all shareholders of record on the record date.

Management of the Company cordially invites you to attend the Annual Meeting. Your attention is directed to the attached Proxy Statement for a discussion of the foregoing proposals and the reasons why the Board of Directors encourages you to vote for approval of Proposals 1 and 2.


By Order of the Board of Directors



JONATHAN G. ORNSTEIN
Chairman of the Board and Chief Executive Officer


Phoenix, Arizona
January 28, 2009

IMPORTANT: IT IS IMPORTANT THAT YOUR STOCK BE REPRESENTED AT THIS MEETING. PLEASE COMPLETE, DATE, SIGN AND PROMPTLY MAIL THE ENCLOSED PROXY CARD IN THE ACCOMPANYING ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

MESA AIR GROUP, INC.
410 North 44th Street
Phoenix, Arizona 85008

PROXY STATEMENT

The Board of Directors of MESA AIR GROUP, INC., a Nevada corporation (the "Company"), is soliciting proxies to be used at the 2009 annual meeting of shareholders of the Company to be held on March 17, 2009, at 10:00 a.m., Arizona time, at the Company's offices, 410 North 44th Street, Suite 160, Phoenix, Arizona 85008, and any adjournment(s) or postponement(s) thereof (the "Annual Meeting"). This proxy statement and the enclosed form of proxy will be mailed to shareholders beginning February 2, 2009.

Who Can Vote

Shareholders of record as of the close of business on January 21, 2009 (the "Record Date"), may vote at the Annual Meeting and at any adjournment or postponement of the meeting. Each shareholder has one vote for each share of Common Stock held of record on the Record Date. On the Record Date, 29,618,159 shares of the Company's common stock, no par value per share (the "Common Stock"), were issued and outstanding.

How You Can Vote

All valid proxies received by the Secretary of the Company before the Annual Meeting and not revoked will be exercised. All shares represented by proxy will be voted, and where a shareholder specifies by means of his or her proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the specifications so made. If you do not specify on your proxy how you want to vote your shares and authority to vote is not specifically withheld, we will vote your shares as follows: (i) "for" the election of the persons named in the proxy to serve as directors; (ii) "for" the ratification of Deloitte & Touche LLP ("Deloitte & Touche") as the independent registered public accountants of the Company; and (iii) to transact such other business as may properly come before the meeting or any postponement(s) or adjournment(s) thereof. Shareholders who hold their shares in "street name" (i.e., in the name of a bank, broker or other record holder) must vote their shares in the manner prescribed by their brokers. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on March 17, 2009.

The 2009 Annual Meeting Proxy Statement and 2008 Summary Annual Report are available at *www.mesa-air.com investor relations.*

How You Can Revoke Your Proxy

You can revoke your proxy at any time before it is exercised in one of three ways:

(1) by delivering to the Secretary of the Company a written instrument of revocation bearing a date later than the date of the proxy.

(2) by duly executing and delivering to the Secretary of the Company a subsequent proxy relating to the same shares.

(3) by attending the meeting and voting in person, provided that the shareholder notifies the Secretary at the meeting of his or her intention to vote in person at any time prior to the voting of the proxy.

Required Votes

- **Election of Directors.** The eight (8) nominees for director receiving the highest number of votes FOR election will be elected as directors. This is called a plurality. Abstentions are not counted for purposes of electing directors. You may vote either FOR all of the nominees, WITHHOLD your vote from all of the nominees or WITHHOLD your vote from any one or more of the nominees. Votes that are withheld will not be included in the vote tally for the election of directors. Banks and brokerage firms have authority to vote customers' unvoted shares held by the firms in street name for the election of directors. Shares that are not voted will have no effect on the results of this vote.

- **Ratification of Deloitte & Touche LLP as our Independent Registered Public Accounting Firm.** The affirmative vote of a majority of shares present in person or represented by proxy is required to ratify Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2009. Abstentions are counted as "shares present" at the meeting for purposes of determining if a quorum exists. Abstentions and unvoted shares will have the effect of votes against this proposal. Banks and brokerage firms have authority to vote customers' unvoted shares held by the firms in street name on this proposal. We are not required to obtain the approval of our shareholders to select our independent registered public accounting firm and reserve the right to change our independent registered public accountant firm at any time. However, if our shareholders do not ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2009, the Audit Committee of our Board of Directors will reconsider its selection.

Dissenter's Rights or Appraisal

Pursuant to applicable Nevada law, there are no dissenter's or appraisal rights relating to the matters to be acted upon at the Annual Meeting.

Other Matters to Be Acted Upon at the Meeting

We do not know of any matters other than the election of directors and the ratification of independent registered public accountants that are expected to be presented for consideration at the Annual Meeting. If any other matters are properly presented at the meeting, the shares represented by proxies will be voted in accordance with the judgment of the persons voting those shares.

Solicitation

The cost of soliciting proxies, including the cost of preparing and mailing the Notice and Proxy Statement, will be paid by the Company. Solicitation will be made primarily by mailing this Proxy Statement to all shareholders entitled to vote at the meeting. Proxies may also be solicited by officers and directors of the Company personally or by telephone or facsimile, without additional compensation. The Company may reimburse brokers, banks and others holding shares in their names for others for the cost of forwarding proxy materials and obtaining proxies from beneficial owners.

Communications with the Board of Directors

Shareholders may communicate with any and all members of our Board of Directors by transmitting correspondence by mail or facsimile addressed to one or more directors by name or, for a communication to the entire board, to the Chairman of the Board at the following address and fax number: Mesa Air Group, Inc., c/o Corporate Secretary, 410 North 44th Street, Suite 100, Phoenix, Arizona 85008; facsimile: (602) 685-4352.

Communications from our shareholders to one or more directors will be collected and organized by our Corporate Secretary. The Corporate Secretary will forward all communications to the Chairman of the Board or to the identified director(s) as soon as practicable, although communications that are abusive, in bad taste or that present safety or security concerns may be handled differently. If multiple communications are received on a similar topic, the Corporate Secretary may, in his discretion, forward only representative correspondence.

The Chairman of the Board will determine whether any communication addressed to the entire Board of Directors should be properly addressed by the entire Board of Directors or a committee thereof. If a communication is sent to the Board of Directors or a committee, the Chairman of the Board or the chairman of that committee, as the case may be, will determine whether a response to the communication is warranted. If it is determined that a response to the communication is warranted, the content and method of the response may be coordinated with our counsel.

ELECTION OF DIRECTORS
(PROPOSAL NO. 1)

General Information

The Company's current directors are Jonathan G. Ornstein, Daniel J. Altobello, Robert Beleson, Carlos E. Bonilla, Joseph L. Manson, Peter F. Nostrand, Maurice A. Parker and Richard R. Thayer. Their terms expire upon the election and qualification of their successors at the Annual Meeting. The Board has nominated each of these current directors as nominees for election as directors in the election to be held at the Annual Meeting. The Board intends to vote its proxies for the election of its nominees, for a term to expire at the Company's 2010 Annual Meeting.

If unforeseen circumstances make it necessary for the Board of Directors to substitute another person for any of the nominees, we will vote your shares "for" that other person, or, if no substitute is selected by the Board prior to or at the Annual Meeting, for a motion to reduce the present membership of the Board to the number of nominees available. We know of no reason why any nominee would be unable or unwilling to accept nomination or election. The information concerning the nominees and their share holdings in the Company has been furnished by the nominees to the Company.

The eight (8) nominees receiving a plurality of votes by shares represented and entitled to vote at the Annual Meeting, if a quorum is present in person or by proxy, will be elected as directors of the Company.

The following table sets forth the names and ages of the directors of the Company:

Name	Age	Position
Jonathan G. Ornstein	51	Chairman of the Board
Daniel J. Altobello	67	Director
Robert Beleson	58	Director
Carlos E. Bonilla	54	Director
Joseph L. Manson	59	Director
Peter F. Nostrand	61	Director
Maurice A. Parker	63	Director
Richard R. Thayer	51	Director

Directors

Biographical information regarding our directors is set forth below.

Jonathan G. Ornstein was appointed President and Chief Executive Officer of Mesa Air Group, Inc. effective May 1, 1998. Mr. Ornstein relinquished his position as President of the Company in June 2000. From April 1996 to his joining the Company as Chief Executive Officer, Mr. Ornstein served as President and Chief Executive Officer and Chairman of Virgin Express S.A./N.V., a European airline. From 1995 to April 1996, Mr. Ornstein served as Chief Executive Officer of Virgin Express Holdings, Inc. Mr. Ornstein joined Continental Express Airlines, Inc., as President and Chief Executive Officer in July 1994 and, in November 1994, was named Senior Vice President, Airport Services at Continental Airlines, Inc. Mr. Ornstein was previously employed by the Company from 1988 to 1994, as Executive Vice President and as President of the Company's WestAir Holding, Inc. subsidiary.

Daniel J. Altobello has served as a director of the Company since January 1998 and is the current Lead Director. Mr. Altobello also serves as a member of the Compensation Committee and as an ex-officio non-voting member of the Nominating & Corporate Governance Committee and Audit Committee. Mr. Altobello is currently the Chairman of Altobello Family Partners, an investment company and is the retired Director and Chairman of Onex FoodServices, the parent corporation of Caterair International, Inc. and LSG/SKY Chefs. From 1989 to 1995, Mr. Altobello served as Chairman, President and Chief Executive Officer of Caterair International Corporation. From 1979 to 1989, he held various managerial positions with the food service management and in-flight catering divisions of Marriott Corporation, including Executive Vice President of Marriott Corporation and President of Marriott Airport Operations Group. Mr. Altobello began his management career at Georgetown University as Vice President of Administration Services. He is a member of the board of directors of Friedman, Billings and Ramsey Group, Inc., Diamond Rock Hospitality Trust and JER Investors Trust, all reporting companies, and an advisory director of Thayer Capital Partners, a private company. He is a trustee of Loyola Foundation, Inc. Mr. Altobello obtained a Bachelor of Arts in English from Georgetown University and a Master of Business Administration from Loyola College.

Robert Beleson was elected as a director of the Company in October 2003. Mr. Beleson also serves as Chairman of the Nominating & Corporate Governance Committee and is a member of the Compensation Committee. Mr. Beleson serves as a managing director and action Chief marketing Officer of Bulldog Gin, LLC of which Mr. Beleson is also equity investor. Prior to that, from November 2004 through November 2007 he served as Chairman and Chief Executive Officer of Christiana Spirits Incorporated. Since May 2002, Mr. Beleson has also provided marketing and strategic planning consulting services to select clients in the aviation and wine and spirit industries. This consulting service was formally organized as Brookfield Marketing, L.L.C. on October 1, 2003. From July 2001 to April 2002, he served as Chief Marketing Officer for Avolar, a former division of United Airlines. From March 1996 to December 2000, he served as President of M. Shanken Communications, Inc., New York, New York. From May 1991 to February 1996, he served as Chief Marketing Officer for Playboy Enterprises. Mr. Beleson received a Bachelor of Science from Cornell University School of Industrial and Labor Relations and a Master of Business Administration from Harvard Business School.

Carlos E. Bonilla was elected as a director of the Company in April 2006. Mr. Bonilla also serves as a member of the Compensation Committee. He is currently a Government Affairs specialist in private practice. Prior to that, he served as Senior Vice President of the Washington Group, a government relations firm and was with such firm from March 2003 until November 2008. He previously served, from January 2001 until March 2003, as a Special Assistant to President George W. Bush, focusing on a variety of transportation and pension issues. Mr. Bonilla received a Bachelor of Arts in economics from American University and a master of arts in economics from Georgetown University.

Joseph L. Manson has been a director of the Company since July 2001. Mr. Manson also serves as a member of the Nominating & Corporate Governance Committee. Mr. Manson joined the Washington, D.C. office of the law firm Baker & Hostetler LLP as a partner in February 2005. Prior to joining Baker & Hostetler, Mr. Manson was employed with Verner Liipfert Bernhard McPherson and Hand (which merged with DLA Piper) since 1974. Mr. Manson received a bachelor of science from the University of Virginia and a Doctorate in Jurisprudence from Emory University.

Peter F. Nostrand was elected as a director of the Company in April 2005. Mr. Nostrand also serves as Chairman of the Compensation Committee and is a member of the Audit Committee. He is currently the Chairman Emeritus, SunTrust, Greater Washington where he has served in a variety of functional divisions including International, National, Energy, Commercial and Retail beginning in June 1973. Mr. Nostrand received a Bachelor of Arts from Amherst College and a master of education from the University of Virginia.

Maurice A. Parker has been a director of the Company since November 1998. Mr. Parker is currently the President/Executive Director of Regional Aviation Partners, an Advocacy Group representing the interest of small community air service stakeholders since 2001. Mr. Parker worked as a Federal Mediator for the National Mediation Board of the United States government from 1978 until his retirement in 1997. Mr. Parker has also worked as an independent arbitrator, mediator and consultant. Mr. Parker obtained a BS Degree from the University of Houston and a Doctorate in Jurisprudence from South Texas College of Law.

Richard R. Thayer was elected as a director of the Company in April 2006. Mr. Thayer also serves as Chairman of the Audit Committee and is a member of the Nominating & Corporate Governance Committee. He is currently the Executive Vice President, Finance at Philadelphia Media Holdings LLC and its principal subsidiary Philadelphia Newspapers LLC, publisher of The Philadelphia Inquirer and The Philadelphia Daily News. Prior to joining Philadelphia Media Holdings LLC, he was Managing Director at J.P. Morgan Securities, Inc. He has over twenty-five years experience in the banking and securities industries at J.P. Morgan and its predecessor banks including, Managing Director, in its Restructuring, Syndicated & Leveraged Finance and Global Transportation groups. Mr. Thayer obtained a Bachelor of Science from the Wharton School, University of Pennsylvania with a dual major in Finance and Marketing.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU
VOTE "FOR" THE ELECTION OF JONATHAN G. ORNSTEIN, DANIEL J. ALTOBELLO,
ROBERT BELESON, CARLOS E. BONILLA, JOSEPH L. MANSON, PETER F. NOSTRAND,
MAURICE A. PARKER AND RICHARD R. THAYER AS DIRECTORS FOR
FISCAL YEAR 2009.**

CORPORATE GOVERNANCE

The Board of Directors is responsible for providing oversight of the affairs of the Company for the benefit of stockholders. The Board of Directors has adopted Corporate Governance Guidelines, charters for its Audit, Compensation, Nominating/Corporate Governance and Code of Conduct and Ethics for directors, officers and employees of Mesa Air Group, Inc., its subsidiaries and affiliated companies. You can obtain copies of our current committee charters, codes and policies in the "Corporate Governance" section of our website (www.mesa-air.com) or by writing to our Corporate Secretary at 410 North 44th Street, Suite 100, Phoenix, Arizona 85008. Any substantive amendment to, or waiver from, any provision of the Code of Conduct and Ethics with respect to any director or executive officer will be posted on our website.

Director Selection Criteria. The Nominating/Corporate Governance Committee of the Board (the "Nominating/Corporate Governance Committee") recommends nominees for director whose background, knowledge, experience, expertise and perspective will complement the qualifications of other directors and strengthen the Board. The criteria considered by such Committee is discussed in more detail below.

Director Independence. Each year, the Board reviews the relationships that each director has with the Company. For purposes of making director independence determinations, the Board utilizes the director independence standards set forth in the NASDAQ Marketplace Rules. Only those directors who the Board affirmatively determines have no material relationship with the company, and who do not have any of the categorical relationships that prevent independence under the NASDAQ Marketplace Rules, are considered to be independent directors.

The Board has determined that all of the directors, excluding Messrs. Ornstein and Parker (who are considered employees of the Company) have no material relationships with the Company and qualify as independent directors. The Board concluded that none of these directors possessed the categorical relationships set forth in the NASDAQ Marketplace Rules that prevent independence and had no other business or other relationships with the Company relevant to a determination of their independence.

The Board committees currently consist only of directors who are not employees of the Company and who are "independent" within the meaning of the NASDAQ Marketplace Rules. The members of our Audit Committee also meet the additional NASDAQ and SEC independence and experience requirements applicable specifically to members of the Audit Committee.

Recommendation of Candidates for Director by Stockholders; Direct Nominations by Stockholders. The Nominating/Corporate Governance Committee will consider, but is not required to approve, recommendations from stockholders concerning the nomination of directors. Recommendations should be submitted in writing to the Corporate Secretary of the Company and state the stockholder's name and address, the name and address of the candidate, and the qualifications of and other detailed background information regarding the candidate. Recommendations must be received within a reasonable time before the Company sends out its proxy materials for the following years annual meeting. The Nominating/Corporate Governance Committee intends to evaluate candidates recommended by stockholders in the same manner that it evaluates other candidates. The Company has not received any stockholder recommendations of director candidates with regard to the election of directors covered by this proxy statement or otherwise.

Board Meetings. The Board held 18 meetings during the 2008 fiscal year. No director attended less than 75% of the Board meetings while serving as such director, or less than 75% of all committee meetings on which he served as a committee member.

Meeting Attendance. The Company does not have a formal policy regarding attendance by members of the Board of Directors at our annual meeting of shareholders, but strongly encourages directors to attend. All members of the Board of Directors attended the 2008 annual meeting of shareholders.

At various times throughout the year non-management directors hold meetings without the presence of management personnel. The Lead Director, Daniel J. Altobello, chairs these meetings.

Board Committees. The Audit, Nominating/Corporate Governance and Compensation committees are the standing committees of the Board. The fiscal year 2008 committees were comprised as follows:

Audit	**Nominating/Corporate Governance**	**Compensation**
Richard R. Thayer*	Robert Beleson*	Peter F. Nostrand*
Peter F. Nostrand	Richard R. Thayer	Daniel J. Altobello
Carlos Bonilla **	Joseph L. Manson	Robert Beleson **
Daniel J. Altobello, ex-officio	Daniel J. Altobello, ex-officio	

_____
* Chairman
** On July 9, 2008, Mr. Bonilla resigned from the Compensation Committee and joined the Audit Committee while Mr. Beleson

resigned from the Audit Committee and joined the Compensation Committee

Audit Committee. The Audit Committee of the Board (the "Audit Committee") held 12 meetings during fiscal 2008. The main function of our Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is to oversee our accounting and financial reporting processes, internal systems of control, independent auditor relationships and the audits of our financial statements. This committee's responsibilities include:

- Selecting and hiring our independent auditors;

- Evaluating the qualifications, independence and performance of our independent auditors;

- Approving the audit and non-audit services to be performed by our independent auditors;

- Reviewing the design, implementation, adequacy and effectiveness of our internal controls and our critical accounting policies;

- Overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

- Reviewing with management any earnings announcements and other public announcements regarding our results of operations;

- Reviewing regulatory filings with management and our auditors; and

- Preparing any report the Securities and Exchange Commission ("SEC") requires for inclusion in our annual proxy statement.

The Audit Committee acts under a written charter adopted and approved by the Board in May 2000. The Audit Committee Charter was amended in April 2002, July 2004 and November 2006. The revised charter was attached as Exhibit A to the Company's annual meeting proxy for fiscal 2007, which was filed with the SEC on March 7, 2008, and can be found on the Company's website (www.mesa-air.com). The Audit Committee is composed of outside directors who are not officers or employees of the Company or its subsidiaries. In the opinion of the Board and as "independent" is defined under current standards of NASDAQ (including the heightened independence requirements of audit committee members), these directors are independent of management and free of any relationship that would interfere with their exercise of independent judgment as members of this committee. Additionally, the Board has determined that Peter F. Nostrand and Richard R. Thayer, each of the Audit Committee, is an "audit committee financial expert," as such term is defined in Item 407(d)(5)(ii) of Regulation S-K. Messrs. Thayer's and Nostrand's relevant experience is included in the biographical information set forth above.

Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee held 3 meetings in fiscal 2008. The Nominating/Corporate Governance Committee Charter was adopted in August 2004 and amended in July 2005 and November 2006. The revised charter was attached as Exhibit B to the Company's annual meeting proxy statement for fiscal 2007, which was filed with the SEC on March 7, 2008, and can be found on the Company's website (www.mesa-air.com). The Nominating/Corporate Governance Committee is responsible for identifying and nominating individuals qualified to serve on the Board and the Committees of the Board, as well as reviewing the effective corporate governance policies and procedures and recommending any applicable modifications thereto.

In evaluating the suitability of potential nominees for membership on the Board, the Nominating/Corporate Governance Committee will consider the criteria discussed above, as well as the Board's current composition, including expertise, diversity, and balance of inside, outside and independent directors, and the general qualifications of the potential nominees, such as:

- Unquestionable integrity and honesty;

- The ability to exercise sound, mature and independent business judgment in the best interests of the shareholders as a whole;

- Recognized leadership in business or professional activity;

- A background and experience that will complement the talents of the other Board members;

- Willingness and capability to take the time to actively participate in Board and Committee meetings and related activities;

- Ability to work professionally and effectively with other Board members and the Company's management;

- An age to enable the Director to remain on the Board long enough to make an effective contribution; and

- Lack of realistic possibilities of conflict of interest or legal prohibition.

The Committee will also see that all necessary and appropriate inquiries are made into the backgrounds of such candidates. Other than the foregoing, there are no stated minimum criteria for director nominees, although the Nominating/Corporate Governance Committee may also consider such other factors as it may deem to be in the best interests of the Company and its stockholders.

In obtaining the names of possible new nominees, the Committee may make its own inquiries and will receive suggestions from other Directors, stockholders and other sources. All potential nominees must first be considered by the Committee before being contacted as possible nominees and before having their names formally considered by the full Board.

Compensation Committee. The Compensation Committee of the Board (the "Compensation Committee") operates under a charter adopted in February 2004 and amended in November 2006 and held 6 meetings during the 2008 fiscal year. The revised charter was attached as Exhibit C to the Company's annual meeting proxy statement for fiscal 2007, which was filed with the SEC on March 7, 2008, and can be found at the Company's website (www.mesa-air.com). The Compensation Committee assists the Board of Directors with its overall responsibility relating to compensation and management development, including recommending to the Board of Directors for approval the compensation of our Chief Executive Officer, approval of compensation for our other executive officers, administration of our equity-based compensation plans and oversight of our executive development programs. The report of the Compensation Committee appears on page 12 of this Proxy Statement. It is expected that all current committee members will be nominated for re-election to such committees at a Board meeting to be held immediately following the Annual Meeting.

Communication with Directors. Stockholders may communicate with the Board of Directors by writing to the Board of Directors in care of the Corporate Secretary of the Company (or, at the stockholder's option, to a specific director) as follows: Board of Directors, c/o Corporate Secretary, Mesa Air Group, Inc., 410 North 44th Street, Phoenix, Arizona 85008. The Corporate Secretary will ensure that these communications (assuming they are properly marked to the Board of Directors or to a specific director) are delivered to the Board of Directors or the specified director, as the case may be.

REPORT OF AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee assists the Board in fulfilling its responsibility for oversight of the internal control, accounting, auditing and financial reporting practices of the Company.

The Committee regularly meets with management to consider the adequacy of the Company's internal controls and the integrity of its financial reporting. The Committee discusses these matters with the Company's independent registered public accountants and with appropriate Company financial personnel and internal auditors.

The Committee regularly meets privately with management, the independent registered public accountants and the internal auditors. The independent registered public accountants have unrestricted access to the Committee.

The Committee retains and, if circumstances warrant, replaces the independent registered public accountants and regularly reviews their performance and independence from management. The Committee also pre-approves all audit and permitted non-audit services and related fees.

The Board of Directors has determined that none of the directors serving on the Committee has a relationship with the Company that may interfere with their independence from the Company and its management. As a result, each director who serves on the Committee is "independent" as required by NASDAQ listing standards (including the heightened independence requirements of audit committee members) and Section 10A of the Exchange Act.

The Board of Directors has adopted a written charter setting out the roles and responsibilities the Committee is to perform. The Board has determined that Peter F. Nostrand and Richard R. Thayer, each of the Audit Committee, is an "audit committee financial expert," as such term is defined in Item 407(d)(5)(ii) of Regulation S-K.

Management has primary responsibility for the Company's financial statements and the overall reporting process, including the Company's system of internal controls.

Review of Audited Financial Statements

The Audit Committee has reviewed the Company's financial statements for the fiscal year ended September 30, 2008, as audited by Deloitte & Touche LLP, the Company's independent registered public accountants, and has discussed these financial statements with management. In addition, the Audit Committee has:

- Discussed with Deloitte & Touche LLP the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (Codification of Statements on Auditing Standards, AU 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T.

- Received the written disclosures and the letter from Deloitte & Touche LLP required by PCAOB Ethics and Independence Rule 352b, Communication with Audit Committees Concerning Independence and has discussed with Deloitte & Touche LLP its independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements for the fiscal year ended September 30, 2008 be included in the Company's Annual Report on Form 10-K, for filing with the Securities and Exchange Commission.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting. Members of the Audit Committee rely, without independent verification, on the information provided to them and on the representations made by management and the independent registered public accountants. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions referred to above do not assure that the audit of the Company's financial statements has been carried out in accordance with accepted auditing standards of the Public Company Accounting Oversight Board, that the financial statements are presented in accordance with accounting principles generally accepted in the United States of America and that the Company's independent registered public accountants are in fact "independent."

AUDIT COMMITTEE

Richard R. Thayer, Chairman
Peter F. Nostrand
Carlos E. Bonilla

**RATIFICATION OF SELECTION OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS**

(PROPOSAL NO. 2)

Deloitte & Touche LLP has been selected as the Company's independent registered public accountants for the fiscal year ending September 30, 2009. Shareholder ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accountants is not required by the Company's bylaws or otherwise. However, the Board is submitting the selection of Deloitte & Touche LLP for shareholder ratification as a matter of good corporate practice. Deloitte & Touche LLP has audited the Company's financial statements since 2000. Notwithstanding the selection, the Board, in its discretion, may direct appointment of a new independent accounting firm at any time during the year if the Board feels that such a change would be in the best interests of the Company and its shareholders. A representative of Deloitte & Touche LLP is expected to be present at the Annual Meeting with the opportunity to make a statement if he or she so desires and to be available to respond to appropriate questions.

Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accountants for fiscal year 2009 will require the affirmative vote of the holders of at least a majority of the outstanding Common Stock represented in person or by proxy at the Annual Meeting. All of the directors and executive officers of the Company have advised the Company that they will vote their shares of Common Stock "FOR" the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accountants for fiscal year 2009. If the holders of at least a majority of the outstanding Common Stock fail to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accountants, the Audit Committee will consider such failure at a subsequent meeting of the Audit Committee and determine, in its discretion, what actions it should take, if any.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU
VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF
DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT
REGISTERED PUBLIC ACCOUNTANTS FOR FISCAL YEAR 2009.**

DISCLOSURE OF AUDIT AND NON-AUDIT FEES

Pre-approval Policy

In August 2003, the Audit Committee adopted a Pre-approval Policy ("Policy") governing the approval of all audit and non-audit services performed by the independent registered public accountants in order to ensure that the performance of such services does not impair the independent registered public accountants.

According to the Policy, the Audit Committee will review and pre-approve the services and fees that may be provided by the independent registered public accountants. The Policy specifically describes the services and fees related to the annual audit, other services that are audit-related, preparation of tax returns and tax related compliance services and all other services that have the pre-approval of the Audit Committee.

Any service to be provided by the independent registered public accountants that has not received general pre-approval under the Policy is required to be submitted to the Audit Committee for approval prior to the commencement of a substantial portion of the engagement. Any proposed service exceeding pre-approved cost levels is also required to be submitted to the Audit Committee for specific approval.

The Committee does not delegate its responsibilities to pre-approve services performed by the independent registered public accountant to management.

Fees

The following table sets forth the aggregate fees billed by Deloitte & Touche LLP for fiscal 2008 and 2007:

Year	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)	Total
2007	$2,593,125	$ 37,650	$ 200,625	$ 69,401	$ 2,900,801
2008	$2,607,075	$ 71,000	$ 511,000	$ - 0 -	$ 3,189,075

_____

(1) Includes fees for the annual audit and quarterly reviews. This category also includes fees for the audit of internal controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

(2) Includes fees for services for miscellaneous compliance audits and other SEC filings.

(3) Includes fees for annual federal and state income tax compliance and consulting services.

(4) All Other Fees consist principally of professional services performed by our independent auditor with respect to certain transactional work contemplated by the Company during fiscal 2007 and in connection with preparing workpapers for retention to comply with a court order in our Aloha Airlines litigation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of Common Stock as of January 14, 2009 by (i) each director of the Company, (ii) each of the Company's officers named in the Summary Compensation Table (collectively, the "Named Executive Officers") and Paul Foley, who was appointed as the Chief Operating Officer of the Company on October 3, 2008, (iii) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the Company's outstanding Common Stock, and (iv) all directors and executive officers as a group. Except as otherwise indicated below, each person named has sole voting and investment power with respect to the shares indicated.

| | Amount and Nature of Beneficial Ownership | | | |
| | | Options/ Warrants/ Convertible | | |
Name and Address of Beneficial Owner	**Shares**	**Notes(1)**	**Total(1)**	**Percent(2)**
Dimensional Fund Advisors Inc. (3)	2,758,579	—	2,758,579	10.2%
1299 Ocean Avenue, 11th Floor				
Santa Monica, CA 90401				
Donald Smith & Co., Inc. (4)	2,865,381	—	2,865,381	10.6%
152 West 57th Street				
New York, NY 10019				
LVS Asset Management (5)	1,629,910	—	1,629,910	6.1%
1 North Wacker Drive Suite 4000				
Chicago, IL 60606				
Ronald W. Burkle (6)	2,692,800	—	2,692,800	10.0%
9130 West Sunset Boulevard				
Los Angeles, CA 90069				
Directors				
Jonathan G. Ornstein	241,269	1,689,846	1,931,115	7.2%
Daniel J. Altobello(7)	9,221	57,906	67,127	*
Carlos Bonilla(7)	3,721	8,736	12,457	*
Joseph L. Manson(7)	2,221	20,435	22,656	*
Robert Beleson(7)	2,221	24,523	26,744	*
Maurice A. Parker(7)	11,221	16,979	28,200	*
Peter F. Nostrand(7)	30,721	17,105	47,826	*
Richard R. Thayer(7)	6,221	8,736	14,957	*
Named Executive Officers				
Michael J. Lotz	112,493	564,786	677,279	2.5%
Paul Foley	—	—	—	
Michael Ferverda	2,000	75,000	75,000	*
David K. Butler	4,000	—	4,000	*
Brian S. Gillman	11,435	88,000	99,435	*
All directors and executive officers as a group (13 Individuals)	436,744	2,572,055	3,006,796	11.2%

---

* Less than 1%

(1) Includes options and warrants exercisable or convertible notes convertible on January 14, 2009 or within 60 days thereafter.

(2) Based upon 26,918,159 shares issued and outstanding as of January 14, 2009 plus an additional 29,547 shares of restricted stock that will vest within 60 days thereafter.

(3) Based solely on the most recently available Schedule 13G filed with the Securities and Exchange Commission on March 5, 2008.

(4) Based solely on the most recently available Schedule 13G filed with the Securities and Exchange Commission on February 8, 2008.

(5) Based solely on the most recently available Schedule 13G filed with the Securities and Exchange Commission on February 12, 2008.

(6) Includes 2,311,230 shares held of record by Yucaipa Corporate Initiative Fund I, LP ("YCI") and 381,570 shares held of record by Yucaipa Corporate Initiatives Fund I, LLC ("YCI LLC"). YCI LLC is the general partner of YCI. Ronald W. Burkle is the managing member of YCI LLC, as well as the managing member of The Yucaipa Companies, LLC, a private investment group. By virtue of the relationships described above, Mr. Burkle may be deemed to share beneficial ownership of the shares of Common stock directly beneficially owned by YCI LLC and YCI. Mr. Burkle disclaims such beneficial ownership.

(7) Includes 1,221 and 3,000 restricted shares that will become unrestricted shares on March 1, 2009 and March 3, 2009, respectively.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, requires the Company's directors and executive officers, as well as persons beneficially owning more than 10% of the outstanding Common Stock, to file certain reports of ownership with the SEC within specified time periods. Such officers, directors and shareholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of such forms received by it, or written representations from certain reporting persons, the Company believes that between October 1, 2007 and September 30, 2008, all Section 16(a) filing requirements applicable to its officers, directors and 10% shareholders were met.

Compensation Committee Report

The Compensation Committee (the "Committee") has reviewed and discussed the following Compensation Discussion and Analysis (the "CD&A") and discussed it with management. Based on its review and discussion with management, the Committee recommended to the Board of Directors that the CD&A be included in this proxy statement and incorporated by reference into the Company's annual report on Form 10-K. This report is provided by the following independent directors, who comprise the Committee:

Peter F. Nostrand, Chairman
Daniel J. Altobello
Robert Beleson

EXECUTIVE OFFICERS

The following table sets forth the names and ages of the executive officers of the Company and certain additional information:

Name	Age	Position
Jonathan G. Ornstein	51	Chief Executive Officer
Michael J. Lotz	48	President and Chief Financial Officer
Paul Foley	56	Executive Vice President and Chief Operating Officer
Brian S. Gillman	39	Executive Vice President, General Counsel and Secretary
Michael Ferverda	64	Senior Vice President - Operations
David K. Butler	53	Senior Vice President, Administration & Human Resources

Jonathan G. Ornstein was appointed President and Chief Executive Officer of Mesa Air Group, Inc. effective May 1, 1998. Mr. Ornstein relinquished his position as President of the Company in June 2000. From April 1996 to his joining the Company as Chief Executive Officer, Mr. Ornstein served as President and Chief Executive Officer and Chairman of Virgin Express S.A./N.V., a European airline. From 1995 to April 1996, Mr. Ornstein served as Chief Executive Officer of Virgin Express Holdings, Inc. Mr. Ornstein joined Continental Express Airlines, Inc., as President and Chief Executive Officer in July 1994 and, in November 1994, was named Senior Vice President, Airport Services at Continental Airlines, Inc. Mr. Ornstein was previously employed by the Company from 1988 to 1994, as Executive Vice President and as President of the Company's WestAir Holding, Inc. subsidiary.

Michael J. Lotz, President and Chief Operating Officer, joined the Company in July 1998. In January 1999, Mr. Lotz became Chief Operating Officer. In August 1999, Mr. Lotz became the Company's Chief Financial Officer and in January 2000 returned to the position of Chief Operating Officer. On June 22, 2000, Mr. Lotz was appointed President of the Company. Prior to joining the Company, Mr. Lotz served as Chief Operating Officer of Virgin Express, S.A./N.V., a position he held from October 1996 to June 1998. Previously, Mr. Lotz was employed by Continental Airlines, Inc., most recently as Vice President of Airport Operations, Properties and Facilities at Continental Express.

Paul Foley, Executive Vice President, Chief Operating Officer, joined the Company on October 1, 2008. From September 1999, Mr. Foley served as President and Chief Executive Officer of MAIR Holdings Inc. ("MAIR"), a holding company for regional air carriers, as well as a member of its Board of Directors and its Executive and Safety Committees. In addition, from September 1999 until October 2002, Mr. Foley also served as President and Chief Executive Officer of Mesaba Aviation, a regional air carrier based in Minneapolis, Minnesota and formerly a subsidiary of MAIR.

Brian S. Gillman, Executive Vice President, General Counsel and Secretary, joined the Company in February 2001. From July 1996 to February 2001, he served as Vice President, General Counsel and Secretary of Vanguard Airlines, Inc. in Kansas City, Missouri. From September 1994 to July 1996, Mr. Gillman was a corporate associate in the law firm of Stinson, Mag & Fizzell, P.C., Kansas City, Missouri. Mr. Gillman received his Juris Doctorate and B.B.A. in Accounting from the University of Iowa in 1994 and 1991, respectively.

Michael Ferverda, Senior Vice President - Operations and Chief Deputy General Manager of Kunpeng, joined the Company in 1990. He was appointed President of Freedom Airlines in May 2002 and Senior Vice President - Operations in February 2003. Prior to the appointments, Mr. Ferverda served as the Senior Vice President of Operations for Mesa Airlines, Inc. Mr. Ferverda has served the Company in various capacities including pilot, Flight Instructor/Check Airman, Assistant Chief Pilot, FAA Designated Examiner, FAA Director of Operations and Divisional Vice President. Mr. Ferverda was a pilot with Eastern Airlines from 1973 to 1989. Prior to joining Eastern Airlines, Mr. Ferverda served as an Aviator in the United States Navy. Mr. Ferverda is a graduate of Indiana University.

David K. Butler, Senior Vice President, Administration & Human Resources, joined the Company in November 2006. From August 2003 to November 2006, he served as Vice President for Human Resources of Arizona State University in Tempe, Arizona. From May 1999 to August 2003, he served as Vice President for Human Resources for the Durham and Manchester campuses of the University of New Hampshire. Mr. Butler received his Master of Arts in Organizational Management from the University of Phoenix in 1998 and he received his Bachelor of Arts in Human Services from California State University in 1980.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

COMPENSATION DISCUSSION & ANALYSIS

The following paragraphs describe the material elements of the Company's compensation objectives and policies and the application of these objectives and policies to the Company's executive officers, particularly the individuals named in the Summary Compensation Table on page 21 of this Proxy Statement. The rules regarding disclosure of executive compensation in proxy statements were modified significantly in 2006. This is our second proxy statement to which the new rules apply. Accordingly, the information in this proxy statement is not directly comparable to the information disclosed prior to 2006.

The following discussion and analysis should be read in conjunction with the "Summary Compensation Table" and related tables that are presented in this proxy statement.

Executive Summary

The purpose of this compensation discussion and analysis is to provide information about each material element of compensation that we pay or award to, or that is earned by, our Named Executive Officers. For our 2008 fiscal year, our Named Executive Officers were:

- Jonathan G. Ornstein, our Chairman and Chief Executive Officer;

- Michael J. Lotz, our President and Chief Financial Officer;

- Brian S. Gillman, our Executive Vice President and General Counsel and Secretary

- Michael Ferverda, our Senior Vice President-Operations; and

- David K. Butler, our Senior Vice President, Administration & Human Resources

William Hoke, our former interim Chief Financial Officer is also a Named Executive Officer in this prospectus because he was employed by the Company in fiscal 2008 and therefore, disclosure regarding his compensation is required. Following Mr. Hoke's resignation on June 6, 2008, Mr. Lotz took over as the Company's Chief Financial officer. On October 3, 2008, Paul Foley was appointed as the Company's Chief Operating Officer and it was determined that Mr. Lotz would resign as Chief Operating Officer but remain the Company's President and Chief Financial Officer.

The following discussion and analysis addresses and explains the numerical and related information contained in the summary compensation tables and includes actions regarding executive compensation that occurred after the end of our 2008 fiscal year, including the award of bonuses related to 2008 performance.

Executive Compensation Philosophy and Objectives

The Company's executive compensation policies, as endorsed by the Compensation Committee and embodied in our employment agreements with executives, have been designed to provide a balanced compensation program that will assist the Company in its efforts to attract, motivate and retain talented executives who the Compensation Committee and senior management believe are important to the long-term financial success and growth of the Company. The Company seeks to provide a balanced compensation program consisting of base salaries, cash incentives, equity-based incentives, perquisites and deferred compensation, but to emphasize incentive compensation that will:

- be competitive in the marketplace;

- permit us to attract and retain highly qualified executives;

- encourage extraordinary effort on behalf of the Company;

- reward the achievement of specific financial goals by the Company, which aligns the interests of management with the interests of our shareholders; and

- be financially sound.

The Company strives to allocate a significant percentage of total compensation to incentive compensation. The more responsibility executives have over time, the more their pay is determined by the degree to which certain performance goals are reached. We refer to that part of compensation as "at risk" pay and it is a fundamental way in which the Company aligns executive pay with shareholder interests. For example, as described in greater detail below, for our senior executive officers cash incentive bonuses can equal a significant percentage of base salary if maximum performance thresholds are achieved.

This compensation philosophy translates into the following two principles in our executive compensation design:

1. Base salary should decrease as a percentage of total direct compensation as the executive's responsibilities increase.

As employees move to higher levels of responsibility with more direct influence over the Company's performance, they have a higher percentage of pay at risk.

2. The ratio of long-term incentive compensation (equity) to short-term incentive compensation (cash) should increase as the executive's responsibilities increase.

We expect our executives to focus on the Company's long-term success in achieving profitable growth and generating greater shareholder return. The compensation program is designed to motivate executives to take actions best aligned toward achieving such goals. Executives in positions that most directly affect corporate performance should have as their main priority profitably growing the Company. Receiving part of their compensation in the form of equity reinforces the link between their actions and shareholders' investment. Equity ownership encourages executives to behave like owners and provides a clear link with shareholders' interests.

The Company believes that its compensation policies have been, thus far, successful in motivating and retaining its executive officers, as evidenced by the limited turnover in its executive officer ranks in recent years.

Role of the Compensation Committee and Management in Setting Compensation

Role of the Compensation Committee.

The Compensation Committee primarily administers the Company's cash compensation plans and employee stock option and award plans, and it has the responsibility for recommending the allocation of cash and other compensation, as well as equity awards and discretionary bonuses to senior executive officers of the Company. With respect to the compensation paid to Messrs. Ornstein and Lotz, however, the Compensation Committee's recommendations must comport with the terms of such executive officers' employment agreements. The entire Board of Directors regularly reviews the Compensation Committee decisions relating to executive compensation. The Compensation Committee consists of three non-employee directors, Messrs. Altobello, Bonilla and Nostrand, all of whom are "independent" according to NASDAQ standards and "disinterested" as required by Rule 16b-3 of the Exchange Act.

Role of Management.

At the beginning of each fiscal year, our CEO evaluates the performance of our President; and the CEO and President evaluate the performance of the other executive officers against the strategic operating plan for the prior fiscal year. In addition, the CEO's and the President's evaluations of individual performance also focus on executive officers' leadership abilities, including their professional development and mentoring of their direct reports. This additional evaluation is carried out by evaluating, on a quarterly basis, each executive officer's performance against a set of performance factors mutually set and agreed upon by the executive officer and the CEO or President, as the case may be.

The CEO and President then develop compensation recommendations for the other executive officers, although the CEO's recommendations regarding the President's compensation must comport with the terms of the President's employment agreement. Factors that are weighted in making individual target compensation recommendations include:

- the performance review conducted by the CEO and/or the President;

- financial condition of the Company;

- value of the job at other regional competitors and/or marketplace;

- relative importance of the position within the Company;

- individual tenure and experience; and

- individual contributions to the Company's results.

The CEO or President review of an executive officer's performance with respect to his or her performance factors is not directly tied to the executive officer's compensation. Such reviews, however, heavily influence the CEO's and/or President's assessment of an executive officer's readiness for the types of responsibilities typically associated with a particular position. Once an executive officer's role and responsibilities are defined, "value of the job at other regionals or marketplace" and "relative importance of the position within the executive ranks" are the most determinative factors in setting the proper compensation plan for that executive officer, adjusted to take into consideration the executive officer's tenure and experience.

At the Committee's regularly scheduled meeting in November, the Committee reviews and considers the CEO and President's compensation recommendations for each executive officer. The other executive officers, except as described above, do not play a role in setting executive officer compensation.

Compensation Methodologies; Role of Consultants and Benchmarking

The Compensation Committee periodically assembles, with the assistance of independent executive compensation consultants, competitive market information about executive compensation from a periodic review of companies included in a peer group, other competitive market compensation information, executive compensation trends, our business needs, and our financial performance compared to peers. The Committee reviews this competitive information together with performance assessments of our executives and recommendations provided by the CEO and President. The Committee obtained such information from Frederick W. Cooke & Co. ("FWC") in April 2004 and utilized such information in setting the compensation for Messrs. Ornstein and Lotz when the Company entered into their respective employment agreements.

Generally, the Committee's goal is to set executive officers' compensation levels to fall within the median to upper quintiles of surveyed companies, with guaranteed salary levels to remain reasonably consistent with median to upper quintile rates. For fiscal 2008, based on Company performance, total compensation for all of the named executive officers was at or above the market median.

In determining what it believes to be market median for executive positions, the Committee obtained information from FWC regarding competitive market compensation data available from the proxy statements of peer group companies selected by the Committee. The peer group utilized for setting the compensation for Messrs Ornstein and Lotz in their 2004 employment agreements consisted of publicly traded regional and national air carriers that are headquartered in the United States with whom the Company competes for employees with similar skills.

Our management worked with FWC to make specific recommendations to the Committee with regard to compensation based upon the market data and management's assessment of the performance of each individual executive officer (other than the CEO). For the CEO, the Committee conducts the performance assessment. Compensation amounts realized from past years and prior year equity awards are generally not considered in the current year's determination of each individual's compensation package, although the terms of the employment agreements with the Company's CEO, Mr. Ornstein, and the Company's President and Chief Financial Officer, Mr. Lotz, generally dictate compensation determinations regarding such officers. The impact of tax or accounting treatments for particular forms of compensation also are generally not considered, except to the extent they reflect industry norms.

The Compensation Committee reviews and approves on an annual basis the evaluation process and compensation structure for the Company's senior officers. The Committee evaluates, with the CEO's and President's input, the Company's other executive officers and approves the annual compensation, including salary, bonus, incentive and equity compensation, for such officers. The Committee also provides oversight of management's decisions concerning performance and compensation of other Company officers. The Committee generally meets in the first quarter of each year to review and recommend changes to annual and incentive compensation.

Compensation Program Design and Elements of Compensation

The principal components of compensation for our named executive officers are:

- base salary and benefits;

- short-term cash incentive compensation;

- long-term equity-based compensation;

- perquisites;

- severance and change in control plans; and

- retirement benefits in the form of deferred compensation.

Base Salary and Benefits

Base salary and broad-based benefits, which are not at risk, are designed to attract and retain executives by providing fixed compensation based on competitive market practice, relative to the skills, experience and expected contributions of each executive officer of the Company.

Base salaries and broad-based benefits for Messrs. Ornstein, Lotz, and Gillman are set in their respective employment agreements, which are described below in the "Employment and Change of Control Arrangements" section. The base salaries for Messrs. Ferverda, Butler and Hoke were set based on a review of comparative market information for similar situated positions in the airline industry. Our Compensation Committee reviews base salaries annually and targets base pay for executive officers at the median to upper quintiles of the comparison groups and adjusts, as appropriate, for tenure, performance and variations in actual position responsibilities from position descriptions in the comparison groups. We took into account compensation levels payable to executives in our industry and reviewed executive compensation information with regard to comparably-sized companies. We further considered the increasingly active market (and correspondingly increased cash and equity compensation levels) for executives with established track records, and potential costs to the Company if replacement management executives were required. We also took into account information concerning employment opportunities with third parties available to our named executive officers, and the importance of retaining their services in areas such as operational leadership and continuing interactions with stakeholders. We continue to consider market conditions with respect to the compensation of all of our executives.

The approved 2008 base salaries, as compared to 2007 salaries, include the following for the Named Executive Officers:

- Jonathan G. Ornstein, Chairman and Chief Executive Officer - $450,000 (2007 - $450,000);

- Michael J. Lotz, President and Chief Operating Officer - $400,000 (2007 - $400,000);

- Brian S. Gillman, our Senior Vice President and General Counsel - $190,000 (2007 - $150,000);

- Michael Ferverda, our Senior Vice President - Operations - $100,000 (2007 - $90,173);

- David K. Butler, our Senior Vice President, Administration and Human Resources - $150,000 (2007 $120,000).

Mr. Hoke, our former interim Chief Financial Officer, received a base salary of $140,000 in fiscal 2008, as compared to a base salary of $140,000 in fiscal 2007, although, due to his resignation, he earned a total of $101,885 in base compensation during 2008.

Our Named Executive Officers are eligible to participate in employee benefit plans generally available to our employees, including medical, health, life insurance and disability plans and are also eligible to participate in the Company's 401(k) plan, and receive Company matching contributions, which are generally available to our employees. Information concerning perquisites, which, by definition, are not generally available to our employees are described in greater detail below.

Short-Term Cash Incentive Compensation

The Compensation Committee views cash incentive compensation as a means of closely tying a significant portion of the total potential annual cash compensation for executives to the financial performance of the Company. Our cash incentive compensation plans are designed to reward individuals for the achievement of certain defined financial objectives of the Company, namely earnings per share growth.

Incentive bonuses for Messrs. Ornstein and Lotz, which are set forth in their respective employment agreements, are payable quarterly and set at a prescribed percentage of base salary, based upon the quarterly performance year-over-year percentage growth in earnings per share ("EPS") of the Company. EPS was selected to align incentive compensation with corporate EPS goals and because the Compensation Committee believes investors may focus on EPS growth when valuing the Company's common stock. Under the employment agreements, earnings per share are defined as gross profit (loss) before taxes and one-time non-recurring items, divided by basic outstanding shares. The following table summarizes incentive bonuses that were potentially payable to each of Messrs. Ornstein and Lotz in fiscal 2008.

Name	Bonus Level	% Change EPS	Quarterly Amount	Annual Amount	Actual Annual Amount
Jonathan G. Ornstein, Chairman and Chief Executive Officer	Minimum	Positive	$13,125	$52,500	$-0-
	Threshold	5%	$26,250	$105,000	$-0-
	Target	10%	$52,500	$210,000	$-0-
	Maximum	15%	$105,000	$420,000	$105,000
Michael J. Lotz, President and Chief Operating Officer	Minimum	Positive	$10,000	$40,000	$-0-
	Threshold	5%	$20,000	$80,000	$-0-
	Target	10%	$40,000	$160,000	$-0-
	Maximum	15%	$80,000	$320,000	$80,000

In fiscal 2008, our loss per share changed from $(2.63) in fiscal 2007 to $(0.60). Our fourth quarter pro forma year-over-year EPS increased more than 15%. Accordingly, Messrs. Ornstein and Lotz received bonuses of $105,000 and $80,000, respectively, during the fourth quarter of fiscal 2008.

Mr. Gillman's employment agreement also provides for an incentive bonus equal to a minimum of 30% of his base salary, payable quarterly, if the Company is profitable. In addition, Mr. Gillman is eligible to receive an additional discretionary cash bonus in the aggregate of 31% to 100% of Mr. Gillman's salary at such time that the Board of Directors grants similar bonuses to other executives of the Company. Mr. Gillman's total compensation, including bonus levels, was set to provide a total compensation package commensurate with similarly situated executives. In fiscal 2008, Mr. Gillman received an incentive bonus of $38,269.

Mr. Hoke was not a party to an employment agreement with the Company. In accordance with his offer letter, Mr. Hoke was eligible to receive a bonus of up to $80,000 in fiscal 2008 based on the profitability of the Company and his individual performance. Mr. Hoke resigned effective June 6, 2008 and received a bonus of $55,769 for his service prior to resignation.

Similarly, Messrs. Ferverda and Butler are not a party to an employment agreement. Both are eligible to receive a target bonus of up to $80,000 based on the profitability of the Company and his individual performance. Messrs. Ferverda and Butler received bonuses of $32,346 and $49,333, respectively, in fiscal 2008.

The Company also, at times, pays discretionary cash bonuses to its Named Executive Officers. In fiscal 2008, the Company did not pay any discretionary cash bonuses to its named executive officers.

Long-Term Equity Based Compensation

The purpose of the Company's long-term incentive compensation plan is to provide a substantial equity incentive for our executive officers to manage the business for the long-term, complementing the annual bonus that rewards performance in a particular year, and to reward them for the performance of the Company and its common shares over multi-year periods. The Committee awards long-term compensation in the form of annual non-qualified stock option grants, and beginning in fiscal year 2006, restricted stock awards (in lieu of option grants). The Company believes granting restricted stock in lieu of stock options results in less dilution to existing shareholders, enables the Company to utilize its existing option plans longer (because the Company grants less restricted shares than options), and more accurately depicts the expense associated with such benefit. The Committee has not established any long-term incentive programs that are settled in cash because the Committee believes that stock settled programs offer better alignment between the interests of our executive officers and our shareholders.

Equity Plans

The Company has two active equity compensation plans - the Key Officer Stock Option Plan and the 2005 Employee Stock Incentive Plan. The Key Officer Stock Option Plan provides for options to be issued to the Chief Executive Officer and President at set dates for prescribed amounts.

The 2005 Employee Stock Incentive Plan permits the issuance of incentive and non-qualified stock options, restricted stock and performance shares, which are performance bonuses payable in either cash or shares. All employees of the Company or its subsidiaries, including the named executive officers, are eligible to participate in the plan, and awards are issued at the discretion of the Compensation Committee upon recommendation by the Chief Executive Officer. Options granted under the 2005 Employee Stock Incentive Plan are issued at the weighted average price of common stock on the date of grant, generally vest at the rate of one-third per year commencing one year after the grant date, have a 10-year term and are subject to standard option provisions, including the requirement of continued employment and provisions to deal with termination of employment due to retirement, death or disability. Shares of restricted stock granted under the plan are issued at the weighted average price of common stock on the date of grant and typically vest in one-third increments over a three-year period.

Equity Awards

Although the employment agreements for Messrs. Ornstein, Lotz and Gillman provide for annual option grants, each of these individuals entered into a restricted stock agreement with the Company pursuant to which each agreed to forego their respective option grants in favor of annual restricted stock grants. Messrs. Ornstein, Lotz and Gillman are entitled to receive an amount of restricted stock equal to the net value of options to which each such person was otherwise entitled. However, none of our Named Executive Officers received restricted stock grants or any other equity awards in fiscal 2008.

Health and Welfare

The Committee has provided named executive officers with the same health and welfare benefits it provides all its other United States-based employees; including medical, dental and vision coverage, life and disability insurance, and, as discussed above, a defined contribution plan (401(k)). Messrs. Ornstein, Lotz and Gillman also have the option to participate in the Company's Deferred Compensation Plan.

Other Compensation Plans and Perquisites

Retirement Plans

The Company provides opportunities for all employees to save for retirement in three benefit plans: a voluntary defined contribution plan (401(k)), an employee stock purchase plan and a deferred compensation plan for certain executives with employment agreements. A deferred compensation plan is also made available to Messrs. Ornstein, Lotz and Gillman pursuant to the terms of their respective employment agreements. These plans are designed to provide competitive retirement benefits.

401(k)

The Company maintains a defined contribution retirement plan for all of its eligible employees in the United States under Section 401(k) of the Internal Revenue Code (the "401(k) Plan").

The 401(k) Plan offers the named executive officers and all other employees the opportunity to contribute up to 85% of their annual salary and bonus up to a specified maximum. In addition, the Company makes a matching contribution to each employee equal to 30% of an employee's contributions, with a cap of 10% of such employee's annual compensation. The rules of the Internal Revenue Code limit the compensation that may be used in applying any deferral election or matching contribution. In 2008, that limit was $16,500 (the "IRS Cap").

Perquisites

The Company provides executive officers with a limited number of perquisites that the Company and the Committee believe are reasonable and consistent with its overall compensation program, and necessary to remain competitive. The Committee periodically reviews the level of perquisites provided to the named executive officers. Costs associated with these perquisites are included under "All Other Compensation" in the Summary Compensation Table.

Retirement Benefits – Deferred Compensation

The Company offers the 2005 Mesa Air Group, Inc. Deferred Compensation Plan to provide certain members of management with the opportunity to save for retirement and accumulate wealth in a tax-efficient manner beyond what is available under the Company's 401(k) retirement savings plan. The Compensation Committee believes that the deferred compensation plan motivates and assists in the retention of key employees by providing them with greater flexibility in structuring the timing of their compensation payments. The deferred compensation plan is an important retention and recruitment tool for the Company, as the companies with which we compete for executive talent typically provide a similar plan to their senior employees.

The employment agreement for Mr. Ornstein requires the Company to make annual deferred compensation payments to an account for the benefit of Mr. Ornstein in an amount equal to his base salary ($450,000 in 2008) at the time of contribution. The employment agreement for Mr. Lotz requires the Company to make annual deferred compensation payments to an account for the benefit of Mr. Lotz in an amount equal to his base salary ($400,000 in 2008) at the time of contribution into a deferred compensation account for the benefit of Mr. Lotz. The employment agreement for Mr. Gillman requires the Company to contribute $50,000 per year into a deferred compensation account for Mr. Gillman's benefit. The Company becomes obligated to make these contributions on March 31st of each year. However, the contributions to the accounts of Messrs. Ornstein and Lotz are made in pro-rata monthly installments; the contribution to the account of Mr. Gillman is made in one lump sum on March 31st. Messrs. Ferverda and Butler do not, and Mr. Hoke did not, participate in any deferred compensation plans.

Severance and Change in Control Payments

It is our belief that the interests of shareholders will be best served if the interests of our senior management are aligned with them, and providing change of control benefits should eliminate, or at least reduce, any reluctance of senior management to pursue potential change of control transactions that may be in the best interests of shareholders. The salary multiple of the change of control benefits and use of the single trigger change of control benefits were determined after considering market data. In addition, the difference in salary multiples between executives was selected based on internal equities and demands of the job as well as the ability of the specific executive to find a similar position following a change of control. Relative to the overall value of the Company, the Compensation Committee believes these potential change of control benefits are reasonable. The cash components of any change of control benefits are paid lump-sum and are based upon a multiple of base salary plus bonus as described under the section entitled "Employment Agreements and Change of Control" with respect to each named executive officer entitled to such benefits.

Stock Ownership Guidelines

The Board has established share ownership guidelines for its members. Each non-employee member of the Board is strongly encouraged to hold shares of the Company's common stock having an acquisition value equal to one-year's retainer, with such ownership to be achieved within fives years of joining the Board.

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally prohibits a public company from taking an income tax deduction for compensation over one million dollars paid to the Chief Executive Officer and its four other highest paid executive officers unless certain conditions are met. While the anticipated tax treatment of base and incentive compensation is given some weight in making compensation decisions, the Compensation Committee has not adopted a policy of limiting awards of compensation to amounts that would be deductible under Section 162(m) because the Compensation Committee believes that awards of compensation which would not comply with the Section 162(m) requirements may at times further the long-term interests of the Company and its stockholders.

Summary Compensation Table

The following table sets forth compensation information for fiscal 2007 and 2008 of our Chief Executive Officer and Chief Financial Officer, as well as the three next highest paid executive officers of the Company and our former interim Chief Financial Officer, William Hoke, who resigned effective June 6, 2008.

Name and Principal Position	Year	Salary (1)	Bonus	Stock Awards (2)	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation (3)	Total
Jonathan G. Ornstein, Chairman and Chief Executive Officer	2008	$450,000	$105,000	$170,164	--	--	$175,666	$57,421	$958,251
	2007	$450,000	$52,000	$542,824	--	--	--	$53,897	$1,098,721
Michael J. Lotz, President and Chief Financial Officer (4)	2008	$400,000	$80,000	$113,442	--	--	$27,083	$37,859	$658,384
	2007	$400,000	$40,000	$404,897	--	--	--	$43,129	$888,026
Brian S. Gillman, Executive Vice President and General Counsel	2008	$190,000	$38,269	$34,037	--	--	($636)	$4,120	$265,790
	2007	$150,000	$91,407	$37,046	--	--	--	$3,136	$281,589
Michael Ferverda, Senior Vice President – Operations	2008	$100,000	$32,346	$4,709	--	--	--	$2,959	$140,014
	2007	$90,173	$81,694	$1,268	--	--	--	$2,966	$176,101
David Butler, Senior Vice President – Human Resources	2008	$150,000	$49,333	$6,390	--	--	--	--	$205,723
	2007	$120,000	$48,277	$7,265	--	--	--	--	$175,542
William Hoke, Vice President of Finance and Interim Chief Financial Officer(5)	2008	$101,885	$55,769	($997)	--	--	--	--	$156,657
	2007	$140,000	$33,333	$3,433	--	--	--	--	$176,766

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(1) Messrs. Ornstein and Lotz deferred a portion of their respective salaries under the Mesa Air Group, Inc. 2005 Deferred Compensation Plan, which is included in the Nonqualified Deferred Compensation Table on page [2]6. Messrs. Ornstein, Lotz, Gillman and Ferverda also contributed a portion of their salaries to the Company's 401(k) Plan.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to fiscal year 2008 for the fair value of the restricted shares granted in fiscal 2008 as well as in prior fiscal years, in accordance with the Statement of Financial Accounting Standards No. 123R ("SFAS 123R"). The amounts shown include the impact of estimated forfeitures related to service-based vesting conditions. For additional information, refer to Note 1 to the Company's consolidated financial statements included elsewhere in this prospectus. See the Grants of Plan-Based Awards Table for information on awards made in fiscal 2008. These amounts reflect the Company's accounting expense for these awards, and do not correspond to the actual value that will be recognized by the Named Executive Officers.

(3) The compensation represented by the amounts set forth in the All Other Compensation column for the named executive officers are detailed in the following table:

Name	Year	Life Insurance and Disability Premiums	Company Contributions to Retirement Benefit Plan	Travel Benefits	Professional Fees; Nonaccountable Expense Allowance
Jonathan G. Ornstein	2008	$8,451	$3,105	$-0-	$45,865
	2007	$8,451	$3,115	$18,858	$23,473
Michael J. Lotz	2008	$3,825	$3,207	$2,596	$28,231
	2007	$3,825	$3,208	$8,890	$27,206
Brian S. Gillman	2008	--	$3,120	--	$1,000
	2007	--	$3,136	--	--
Michael Ferverda	2008	--	$2,959	--	--
	2007	--	$2,966	--	--
David K. Butler	2008	--	--	--	--
	2007	--	--	--	--
William Hoke	2008	--	--	--	--
	2007	--	--	--	--

(4) During fiscal 2007 and 2008 Mr. Lotz also served as the Company's Chief Operating Officer. Upon Mr. Hoke's resignation as interim Chief Financial Officer effective June 6, 2008, Mr. Lotz took over as Chief Financial Officer. On October 3, 2008 Paul Foley was appointed as the Company's Chief Operating Officer and it was determined that Mr. Lotz would remain the Company's Chief Financial Officer.

(5) Mr. Hoke began his employment with the Company in March, 2007 and began serving as acting Chief Financial Officer on September 21, 2007. He was appointed interim Chief Financial Officer effective November 5, 2007 and resigned effective June 6, 2008. Mr. Hoke was replaced by Mr. Lotz.

Grants of Plan-Based Awards For Fiscal Year 2008

The following table shows additional information regarding all grants of plan-based awards made to our Named Executive Officers for the year ended September 30, 2008.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			
Jonathan G. Ornstein	--	--	--	--	--	--	--	--	--	--
Michael J. Lotz	--	--	--	--	--	--	--	--	--	--
Brian S. Gillman	--	--	--	--	--	--	--	--	--	--
Michael Ferverda	--	--	--	--	--	--	--	--	--	--
David K. Butler	--	--	--	--	--	--	--	--	--	--
William Hoke	--	--	--	--	--	--	--	--	--	--

Outstanding Equity Awards at September 30, 2008

The following table summarizes the equity awards we have made to each of the named executive officers that were outstanding as of September 30, 2008.

Name	Option Grant Date	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price($)	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights That Have Not Vested ($)
Jonathan G. Ornstein	4/1/2000	112,533	—	—	$ 6.25	4/1/2001	—	—	—	—
	10/17/2001	66,313	—	—	$ 5.50	10/17/2001	—	—	—	—
	4/1/2002	150,000	—	—	$ 11.13	4/1/2012	—	—	—	—
	11/20/2002	61,000	—	—	$ 4.90	11/20/2012	—	—	—	—
	4/1/2004	150,000	—	—	$ 8.25	4/1/2014	—	—	—	—
	4/1/2005	150,000	—	—	$ 6.90	4/1/2015	—	—	—	—
	7/14/2006	—	—	—	—	—	16,501(1)	$ 5,445	—	—
	4/1/2007	—	—	—	—	—	33,333(2)	$ 11,000	—	—
Brian S. Gillman	12/29/2000	58,000	—	—	$ 6.72	12/29/2010	—	—	—	—
	2/15/2005	30,000	—	—	$ 7.40	2/15/2015	—	—	—	—
	7/14/2005	—	—	—	—	—	3,300(3)	$ 1,089	—	—
	4/1/2007	—	—	—	—	—	6,666(4)	$ 2,200	—	—
Michael J. Lotz	12/28/1998	100,000	—	—	$ 6.00	12/28/2008	—	—	—	—
	6/22/2000	100,000	—	—	$ 5.25	6/22/2010	—	—	—	—
	10/17/2001	39,786	—	—	$ 5.50	10/17/2011	—	—	—	—
	1/2/2002	100,000	—	—	$ 7.88	1/2/2012	—	—	—	—
	11/20/2002	25,000	—	—	$ 4.90	11/20/2012	—	—	—	—
	1/2/2004	100,000	—	—	$ 12.56	1/2/2014	—	—	—	—
	4/1/2005	100,000	—	—	$ 6.90	4/1/2015	—	—	—	—
	7/14/2006	—	—	—	—	—	11,001(5)	$ 3,630	—	—
	4/1/2007	—	—	—	—	—	22,222(6)	$ 7,333	—	—
Michael Ferverda	10/2/2001	20,000	—	—	$ 4.04	10/2/2011	—	—	—	—
	11/20/2002	30,000	—	—	$ 4.90	11/20/2012	—	—	—	—
	2/14/2005	25,000	—	—	$ 7.40	2/15/2015	—	—	—	—
	8/8/2007	—	—	—	—	—	8,000(7)	$ 2,640	—	—
David K. Butler	11/15/2006	—	—	—	—	—	4,000(8)	$ 1,320	—	—
	8/8/2007	—	—	—	—	—	8,000(9)	$ 2,640	—	—

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(1) Assuming continued employment with the Company, restrictions on these shares of restricted stock will lapse on July 14, 2009.

(2) Assuming continued employment with the Company, restrictions on 16,667 and 16,666 of these shares of restricted stock will lapse on April 1, 2009 and 2010, respectively.

(3) Assuming continued employment with the Company, restrictions on these shares of restricted stock will lapse on July 14, 2009.

(4) Assuming continued employment with the Company, restrictions on 3,333 and 3,333 of these shares of restricted stock will lapse on April 1, 2009 and 2010, respectively.

(5) Assuming continued employment with the Company, restrictions on these shares of restricted stock will lapse on July 14, 2009.

(6) Assuming continued employment with the Company, restrictions on 11,111 and 11,111 of these shares of restricted stock will lapse on April 1, 2009 and 2010, respectively.

(7) Assuming continued employment with the Company, restrictions on 2,000 of these shares of restricted stock will lapse on August 8, 2009, 2010, 2011 and 2012, respectively.

(8) The restrictions on 1,000 of these shares of restricted stock lapsed on November 15, 2008. Assuming continued employment with the Company, restrictions on 1,000, 1,000 and 1,000 of these shares of restricted stock will lapse on November 15, 2009, 2010 and 2011, respectively.

(9) Assuming continued employment with the Company, restrictions of 2,000, 2,000, 2,000 and 2,000 of these shares of restricted stock will lapse on August 8, 2009, 2010, 2011 and 2012, respectively.

Option Exercises and Stock Vested For Fiscal Year 2008

The following table shows information regarding option exercises and vesting of stock awards for each Named Executive Officer during the year ended September 30, 2008.

| | Option Awards | | Stock Awards | |
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Jonathan G. Ornstein	--	--	33,169	$44,451
Michael J. Lotz	--	--	22,112	$29,633
Brian S. Gillman	--	--	6,634	$8,891
Michael Ferverda	--	--	3,334	$1,700
William Hoke	--	--	1,000	$670
David K. Butler	--	--	3,000	$5,110

_____

(1) The aggregate dollar amount realized upon the vesting of restricted stock is calculated based on the NASDAQ Global Select Market closing price for the Company's common stock on the vesting date of each award.

Nonqualified Deferred Compensation For Fiscal Year 2008

Under the terms of the employment agreements for certain of the Company's executive officers, on March 31st of each year the Company becomes obligated to contribute an amount equal to such executive's then existing base salary to an account for the benefit of the executive under the Company's Deferred Compensation Plan. Participants may choose from a selection of one or more investment funds designated by the Deferred Compensation Committee in which the deferred amount is then deemed to be invested. The deferred compensation and the amount earned are generally assets, and the obligation to distribute the amounts according the participants' designation is a general obligation of the Company. There is no penalty on any scheduled withdrawals at any age. The following table shows a summary of all nonqualified contributions to and nonqualified deferred compensation received by each of the Named Executive Officers for the year ended September 30, 2008. The account balances as of year end include amounts earned by the executive prior to 2008 and voluntarily deferred.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Jonathan G. Ornstein	--0--	$450,000	$175,666	$2,356,664	$392,392
Michael J. Lotz	--0--	$400,000	$27,083	$2,047,651	$302,684
Brian S. Gillman	--0--	$100,000	($636)	$-0-	$99,364
Michael Ferverda	--0--	$-0-	$-0-	$-0-	$-0-
David K. Butler	--0--	$-0-	$-0-	$-0-	$-0-
William Hoke	--0--	$-0-	$-0-	$-0-	$-0-

Employment and Change of Control Arrangements

Messrs. Ornstein, Lotz and Gillman have each entered into an amended and restated employment agreement with the Company, each of which became effective on January 1, 2009. The amended and restated employment agreements were approved by the Compensation Committee. The amended and restated agreements were entered into to (i) modify the previous agreements in order to comply with the new requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and the treasury regulations and other official guidance promulgated thereunder; (ii) incorporate the definitions of "change in control" and "disability" provided in the final Section 409A regulations for purposes of payments and benefits triggered by those events; (iii) modify the severance benefit referring to the provision of continued employee benefits for a period of time so as to limit it to continued health benefits for the severance period, as required by Section 409A; (iv) clarify the timing of bonus payments and cash-out of accrued vacation; (v) clarify the timing and limits to expense reimbursements, certain in-kind benefits, and excise tax gross-up payments; and (vi) add a six month delay of payment for severance and other benefits that are deferred compensation, as required by Section 409A.

Chief Executive Officer Employment Agreement

Effective as of January 1, 2009, Mr. Ornstein and the Company entered into an amended and restated employment agreement for the purpose of complying with Section 409A, pursuant to which Mr. Ornstein agreed to continue serving as the Chief Executive Officer of the Company for a term ending March 30, 2012. The material terms of this agreement are described in detail below.

Base Salary

Under Mr. Ornstein's agreement, he will continue to receive an annual base salary of not less than $400,000. The base salary is subject to annual discretionary increases upon review by the Board and, subject to Mr. Ornstein's consent, may be reduced under circumstances in which the Company has suffered severe financial losses and has imposed cuts in salary of other officers on an across-the-board basis.

Cash Incentive Bonus

Mr. Ornstein is entitled to an annual cash incentive bonus, paid quarterly, based on performance criteria described above, which bonus, on an annual basis, may range from $52,500 to $420,000. Additionally, the Board may approve discretionary bonuses.

Deferred Compensation

On March 31 of each year during the term of the agreement, the Company becomes obligated to contribute an amount equal to Mr. Ornstein's base salary, as deferred compensation, to an account for the benefit of Mr. Ornstein. However, such contribution is made in pro-rata monthly installments.

Equity Compensation

Although Mr. Ornstein's amended and restated employment agreement also provides for annual option grants of not less than 150,000 shares throughout the term of the agreement, he agreed to forgo equity compensation during fiscal 2008. The exercise price for each option is determined by the market price for the common stock on the date the option is granted, and the terms are governed by the Key Officer Stock Option Plan.

Mr. Ornstein's amended and restated employment agreement also acknowledges the previous grant of 238,156 shares of restricted common stock, all of which have vested.

Benefits and Perquisites

Mr. Ornstein is entitled to participate in all employee benefit and welfare programs, plans and arrangements and to receive fringe benefits, such as dues and fees for professional organizations and associations, to the extent such programs, plans, arrangements and benefits are from time to time available to the Company's executive personnel. In addition, under Mr. Ornstein's amended and restated employment agreement, the Company is also obligated to:

- pay the premiums on a term life insurance policy for Mr. Ornstein providing for a $5,000,000 benefit;

- reimburse Mr. Ornstein for usual relocation expenses if he is required to relocate outside of Maricopa County in Arizona;

- reimburse Mr. Ornstein for business expenses in accordance with the Company's policies;

- provide Mr. Ornstein with a supplemental allowance of up to $3,000 a month for discretionary business investigation purposes, which amount is forfeited if it is not used;

- use reasonable efforts to obtain for Mr. Ornstein and his immediate family (spouse, children and spouses and children of children) the right to fly on a complimentary basis on the aircraft of other airlines;

- provide complimentary travel to Mr. Ornstein and his immediately family on the Company aircraft, during the life of each such person;

- provide to Mr. Ornstein, for his personal or business use and at no cost to Mr. Ornstein, any Company aircraft for up to 100 flight hours per calendar year;

- reimburse Mr. Ornstein for his out-of-pocket expenses incurred in connection with the retention by Mr. Ornstein of professional income tax, estate planning and investment advisory services up to a maximum of $5,000 per year; and

- provide security services as are reasonably necessary for the protection of Mr. Ornstein's life and property, and the lives and property of Mr. Ornstein's immediate family.

If any payments received by Mr. Ornstein under his employment agreement are treated as excess parachute payments and are subjected to the excise tax imposed by Section 4999 of the Internal Revenue Code, Mr. Ornstein is also entitled to receive "gross up" payments sufficient to cover the excise tax, subject to a six month delay to comply with Section 409A of the Internal Revenue Code.

Disability and Death Benefits

The agreement provides that upon Mr. Ornstein's disability, as defined in the agreement, he will receive, on a monthly basis, his base salary, plus an annualized amount equal to his historical bonuses. The Company will make such disability payments for as long as the disability lasts, up to the later of 48 months or the term of Mr. Ornstein's agreement (currently March 30, 2012), and payments will continue to be made even if they extend beyond the term of the agreement. The Company is required to fund a portion of the payments with disability insurance.

In addition, upon Mr. Ornstein's death or disability, the Company is obligated to pay for amounts earned through the last effective date of his employment, including base salary, incentive bonus, expenses, benefits and for the benefits or perquisites enumerated above. In addition, Mr. Ornstein or his estate, as applicable, can convert all vested restricted stock units outstanding in accordance with the restricted stock award agreement and exercise all vested unexercised stock options and warrants outstanding.

Other Severance Benefits

Mr. Ornstein's employment agreement also provides him with certain benefits upon termination, which vary based on the reason of termination.

If the Company terminates Mr. Ornstein for "Cause," or if Mr. Ornstein terminates his employment for any reason other than disability, death or "Good Reason," in general, Mr. Ornstein will not be entitled to any additional severance payments beyond amounts earned through the last effective date of his employment, but all vested restricted shares can be converted (with all unvested restricted stock units continuing to vest) and all vested unexercised options and warrants outstanding can be exercised. "Cause" is defined as any of (i) Mr. Ornstein's willful misconduct with respect to the Company's business that results in a material detriment to the Company, (ii) Mr. Ornstein being convicted of, or entering a plea of no contest, with respect to a felony offense or (iii) in general, the continued failure by Mr. Ornstein to perform his job duties following notice and an opportunity to cure.

Mr. Ornstein may terminate the agreement following the occurrence of an event constituting "Good Reason." "Good Reason" is defined as the occurrence of any of the following circumstances: (i) any change by the Company in Mr. Ornstein's title, or any significant diminishment in his function, duties or responsibilities, (ii) any reduction in Mr. Ornstein's salary, bonus opportunity or benefits (other than across the board reductions), (iii) relocation of Mr. Ornstein's principal place of employment greater than 50 miles from its current location or (iv) any material uncured breach of the agreement by the Company.

If Mr. Ornstein's employment is terminated by Mr. Ornstein for "Good Reason," then, in addition to receiving payments for amounts earned but not paid through the last effective date of Mr. Ornstein's employment:

- the Company is required, subject to a six month delay to comply with Section 409A of the Internal Revenue Code, to pay Mr. Ornstein an amount equal to three times his combined annual salary and bonus;

- the Company is required, subject to a six month delay to comply with Section 409A of the Internal Revenue Code, to pay to Mr. Ornstein on March 30 of each year through March 30, 2012, twice the amount that would have been payable to the account established for Mr. Ornstein under the Company's deferred compensation plan had the amended and restated employment agreement not been terminated;

- all of Mr. Ornstein's non-vested restricted stock units and options would immediately vest; and

- the Company must maintain in full force and effect, for Mr. Ornstein and his eligible beneficiaries, all health insurance coverage for a period of 36 months, unless substantially equivalent health insurance benefits are available from another employer.

If Mr. Ornstein's employment is terminated by the Company without "Cause" or there is a "Change in Control" (known as "single trigger" payments) the following occurs:

- the Company is required to pay Mr. Ornstein an amount equal to six times his combined annual salary and bonus;

- the Company is required, subject to a six month delay to comply with Section 409A of the Internal Revenue Code, to pay to Mr. Ornstein on March 30 of each year through March 30, 2012, twice the amount that would have been payable to the account established for Mr. Ornstein under the Company's deferred compensation plan had the amended and restated employment agreement not been terminated or there had not been a Change in Control;

- all of Mr. Ornstein's non-vested restricted stock units and options would immediately vest; and

- the Company must maintain in full force and effect, for Mr. Ornstein and his eligible beneficiaries, all health insurance benefits for a period of 36 months, unless substantially equivalent health insurance benefits are available from another employer.

A "Change of Control" under Mr. Ornstein's agreement shall generally be deemed to have occurred if one of the following occurs and such occurrence is also a "change in control event" as defined in Section 409A of the Internal Revenue Code: (i) any "person," as used in Sections 13(d) and 14(d)(2) of the Exchange Act, or any other persons who the Company's board of directors determines in good faith is acting as a group, becomes the beneficial owner of 50% or more of the combined voting power of the Company's outstanding voting securities, (ii) a majority of the members of the Company's board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the Company's board of directors before the date of appointment or election; (iii) a tender offer or exchange offer is made, with the intention of taking over the Company, for 30% or more of the voting power of the Company's then outstanding voting securities over a twelve month period; (iv) consummation of a merger or other disposition transaction of the Company or (v) the sale or disposition of any material route system operated by the Company.

In addition, the Company has agreed to enter into a consulting agreement with Mr. Ornstein, which will become effective when he leaves the Company for any reason. The consulting agreement will provide for Mr. Ornstein's retention as a consultant for a period of 7 years from its effective date at the rate of $200,000 per year. Under the terms of the Consulting Agreement, the Company must use its reasonable efforts to obtain for the benefit of Mr. Ornstein and his immediate family (i.e., spouse, children, and the spouse and children of any of his children), the right to fly on a complimentary basis on the aircraft of other airlines, on a positive space basis. The Company is also required to provide to Mr. Ornstein and his immediate family, during the life of each such individual, the right to fly on a complimentary basis on any aircraft operated by the Company or any affiliate at any time (subject to reasonable and customary rules regarding availability), on a positive space basis. In addition, during the term of the Consulting Agreement, the Company must provide to Mr. Ornstein, for his personal or business use, at no cost to him, the use of any owned or operated aircraft (including pilots, fuel, landing fees and other related costs and personnel) for up to 100 flight hours per year, subject to availability of such aircraft and personnel.

President and Chief Financial Officer Employment Agreement

Effective January 1, 2009, Mr. Lotz and the Company entered into an amended and restated employment agreement for the purpose of complying with Section 409A, pursuant to which Mr. Lotz agreed to continue serving as the President and Chief Financial Officer of the Company for a term ending March 30, 2012.

The terms of Mr. Lotz's amended and restated employment agreement are substantially similar to the terms of Mr. Ornstein's amended and restated employment agreement, except as follows:

- Mr. Lotz's annual base salary is $400,000 per year;

- Mr. Lotz is entitled to an incentive bonus that may range from $40,000 to $320,000 annually;

- Mr. Lotz is entitled to generally the same benefits and perquisites as Mr. Ornstein, except that the Company is only required to maintain a term life policy with a $2,000,000 benefit for Mr. Lotz and Mr. Lotz is only entitled to 50 hours of use of Company aircraft per year;

- Mr. Lotz's agreement provides for Mr. Lotz to receive annual stock option grants of not fewer than 100,000 shares of common stock throughout the term of the agreement however, Mr. Lotz agreed to forgo equity compensation during fiscal 2008;

- Mr. Lotz's agreement acknowledges the previous grant of 190,141 shares of restricted common stock, all of which have vested; and

- Mr. Lotz's consulting agreement provides for payments at a rate of $150,000 per year over a seven year period and the same airline flight benefits described above for Mr. Ornstein.

Executive Vice President, General Counsel and Secretary Employment Agreement

Effective January 1, 2009, Mr. Gillman and the Company entered into an amended and restated employment agreement, for the purpose of complying with Section 409A, pursuant to which Mr. Gillman agreed to continue serving as the Executive Vice President, General Counsel and Secretary of the Company.

Under Mr. Gillman's agreement, Mr. Gillman's minimum base salary is $190,000 per year. Mr. Gillman's agreement provides for cash and non-cash compensation and he is eligible to receive quarterly bonuses of varying minimum amounts ranging from 30% to 100% of his base salary, provided that the Company is profitable. Although Mr. Gillman's agreement also provides for a minimum annual option grant of 20,000 shares throughout the term of the agreement, he agreed to forgo equity compensation during fiscal 2008.

Mr. Gillman is further entitled to deferred compensation in the amount of $50,000 on March 31 of each year during the term of the agreement under a deferred compensation plan agreed upon by the Company and Mr. Gillman.

Mr. Gillman is also entitled to fringe benefits including, but not limited to, medical and other insurance benefits and positive space airline travel benefits on the Company's airline. The Company is also required to use commercially reasonable efforts to obtain from other airlines the same travel benefits as the Company provides to its other executives.

Upon Mr. Gillman's death, Mr. Gillman's estate will be entitled to only such base salary and bonus earned, but not yet paid, as would have otherwise been payable to Mr. Gillman. Upon Mr. Gillman's temporary disability, Mr. Gillman is entitled to receive base salary plus any cash bonus earned, less benefits received through disability insurance. Upon permanent disability, Mr. Gillman is entitled to receive, for a minimum of 24 months, base salary plus an amount equal to the minimum bonus to which Mr. Gillman would otherwise be entitled, less premiums paid by the Company for disability insurance that inures to the benefit of Mr. Gillman.

Mr. Gillman is also entitled to certain limited severance benefits. If Mr. Gillman terminates his employment other than for "Good Reason" by providing 90 days prior notice, he will be entitled to receive only the base salary payable through the end of the month in which the 90 day period ends. "Good Reason" includes (i) the assignment of Mr. Gillman to duties substantially inconsistent with his positions or a substantial reduction of his duties, (ii) the removal of any of Mr. Gillman's titles, (iii) any breach by the Company of Mr. Gillman's amended and restated employment agreement, (iv) a "Change of Control," or (v) the relocation of Mr. Gillman or his office, facilities or personnel to a metropolitan area with less than 1,000,000 people. A "Change of Control" under Mr. Gillman's agreement shall generally be deemed to have occurred if one of the following occurs and such occurrence is also a "change in control event" as defined in Section 409A of the Internal Revenue Code: (i) the acquisition by any person (and their affiliates) of beneficial ownership of securities comprising 50% or more of the combined voting power of the Company's outstanding securities, (iii) a sale of all or substantially all of the Company's assets, (iv) a tender offer or exchange offer is made, with the intention of taking over the Company, for 30% or more of the voting power of the Company's then outstanding voting securities over a twelve month period, or (v) the Company engaging in a merger or consolidation such that Company does not survive or less than 75% of the existing shareholders of the Company are shareholders of the Company following the merger or consolidation.

Under the employment agreement, Mr. Gillman can terminate his employment at any point up to one year after an event constituting "Good Reason" and Mr. Gillman will be entitled to, subject to a six month delay to comply with Section 409A of the Internal Revenue Code, the sum of (i) three times his base salary, (ii) the highest annual bonus amount received by Mr. Gillman during the preceding three years, (iii) deferred compensation payments that would have otherwise been payable had his employment not been terminated, (iv) any other cash or other bonus earned prior to the date of termination but not yet paid and (v) tax gross up payments necessary to discharge tax liabilities.

If the Company terminates Mr. Gillman's employment for "Good Cause," Mr. Gillman is entitled only to base salary earned prior to the effective date of the termination but not yet paid and any cash bonus compensation earned but not paid prior to the effective date of the termination. "Good Cause" includes (i) personal dishonesty, (ii) willful misconduct, (iii) breach of fiduciary duty involving personal profit, (iv) intentional failure to perform stated duties, (v) willful violation of material law, rule or regulation resulting in the Company's detriment or reflecting upon the Company's integrity or (vi) a material breach by Mr. Gillman of his employment agreement.

If the Company terminates Mr. Gillman's employment without "Good Cause," Mr. Gillman is entitled to a lump sum cash payment, subject to a six month delay to comply with Section 409A of the Internal Revenue Code, equal to the sum of (i) the number of years remaining in the then unexpired term of Mr. Gillman's agreement or three, whichever is greater, multiplied by the sum of (A) Mr. Gillman's base salary, (B) the highest annual bonus received by Mr. Gillman during the preceding three years, or the minimum amount of any similar bonus then in effect if greater, and (C) any other cash or other bonus compensation earned prior to the date of such termination pursuant to the terms of all incentive compensation plans then in effect and (ii) additional payments necessary to discharge tax liabilities.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT

The table below outlines the potential payments to Messrs. Ornstein, Lotz and Gillman upon the occurrence of certain termination triggering events assuming a hypothetical effective date of termination of September 30, 2008, but assuming each parties current amended and restated employment agreements discussed above are in effect. For purposes of the calculations below, we have used a share value of $0.33 per share, which was the closing price of our common stock on September 30, 2008. The actual amounts to be paid out can only be determined at the time of such executive's termination from the Company.

Triggering Event	Cash Severance	Equity-Based Compensation	Consulting Contract(1)	Benefits Continuation(2)	Other(3)	Total(4)
Jonathan G. Ornstein						
Termination Without Cause/Change of Control	$6,817,808	$16,445 (5)	$1,400,000	$31,816	$565,740	$10,632,313
Termination For Good Reason	$5,152,808	$16,445 (5)	$1,400,000	$31,816	$565,740	$8,443,201
Disability	$2,640,000	--	--	--	$565,740	$3,205,740
Death	--	--	--	--	$5,000,000(8)	$5,000,000
Michael J. Lotz						
Termination Without Cause/Change of Control	$5,980,274	$10,964 (6)	$1,050,000	$31,816	$266,700	$8,938,860
Termination For Good Reason	$4,540,274	$10,964 (6)	$1,050,000	$31,816	$266,700	$7,093,194
Disability	$2,240,000	--	--	--	$266,700	$2,506,700
Death	--	--	--	--	$2,000,000(8)	$2,000,000
Brian S. Gillman						
Termination Without Cause/Change of Control	$994,221	$3,289 (7)	--	--	--	$997,510
Termination For Good Reason	$994,221	$3,289 (7)	--	--	--	$997,510
Termination Other than For Good Reason	$47,499	--	--	--	--	$47,499
Disability	$638,083	--	--	--	--	$638,083

(1) The Company is obligated to enter into consulting agreements with Messrs. Ornstein and Lotz following their departure from the Company for any reason. Each such agreement has a term of seven years and provides for annual consulting payments of $200,000 and $150,000, respectively.

(2) Messrs. Ornstein and Lotz are entitled to the continuation of health benefits for a period of 36 months following their termination in certain circumstances. The amounts in this column reflect an estimate of the value of such benefits based on amounts paid in fiscal 2008.

(3) Pursuant to the consulting agreements referred to in Note (1) above, the Company is required to use its reasonable efforts to obtain for Messrs. Ornstein and Lotz and their immediate families (spouse, children and spouses and children of children) the right to fly on a complimentary basis on the aircraft of other airlines during the term of their respective 7-year consulting agreements. Also, the Company is required to provide complimentary travel to each of Messrs. Ornstein and Lotz and their immediate family on Company aircraft, during the life of each such person. In addition, during the term of their respective consulting agreements, the Company must provide Messrs. Ornstein and Lotz for their personal or business use, at no cost to them, the use of any owned or operated aircraft (including pilots, fuel, landing fees and other related costs and personnel) for up to 100 hours and 50 hours, respectively, per year, subject to availability of such aircraft and personnel. Under the SEC's regulations, we are required to disclose a reasonable estimate applicable to this benefit. Accordingly, we have used the value of the travel benefits for such executives in fiscal 2007 ($18,858 and $8,890 for Messrs Ornstein and Lotz, respectively), increased such amounts by 100% and multiplied that figure by 15 years to arrive at the figure in the above table.

(4) Total excludes estimated tax gross-up payments of approximately $2,054,452, $1,757,569 and $248,555 payable to Messrs. Ornstein, Lotz and Gillman, respectively, upon termination from the Company. Actual amounts will differ depending on the timing of the termination and reason therefore.

(5) Estimated value based on the sum of the $0.33 per share value as of September 30, 2008, multiplied by 49,834 restricted shares held by the executive as of such date.

(6) Estimated value based on the sum of the $0.33 per share value as of September 30, 2008, multiplied by 33,223 restricted shares held by the executive as of such date.

(7) Estimated value based on the sum of $0.33 per share value as of September 30, 2008 multiplied by 9,966 restricted shares held by the executive as of such date.

(8) Amount reflects death benefit under existing life insurance policy maintained by the Company for the benefit of the executive.

Executive Vice President and Chief Operating Officer Offer Letter

In September 2008, Paul Foley accepted the terms of an offer letter, pursuant to which he commenced serving as the Company's Executive Vice President and Chief Operating Officer on October 1, 2008. The offer letter provides for an annual base salary of $175,000 and a quarterly target bonus of $20,000 payable upon the performance of Mr. Foley and the Company. In addition, during the first quarter of fiscal 2009 and pursuant to the offer letter, Mr. Foley received a grant of 100,000 shares of restricted stock, the restrictions in which will lapse in four equal blocks over four years.

Beginning on October 1, 2009 and on such date in each subsequent year, the Company is required to contribute $50,000 to an account for Mr. Foley's benefit under the Company's Deferred Compensation Plan.

The Company agreed to pay reasonable and customary relocation expenses related to Mr. Foley's move to Phoenix and also to provide temporary housing for Mr. Foley for up to six months.

Finally, the offer letter provides that if, within twelve months following the effective date of a change in control (i) the Company terminates Mr. Foley's employment other than for misconduct, (ii) Mr. Foley suffers a material adverse alteration in the nature or status of his pay, position, function, duties or responsibilities (without his consent), or (iii) Mr. Foley is relocated, without his consent, outside of the metropolitan area in which he is based, Mr. Foley will be entitled to receive an amount equal to 100% of his base salary and annual bonus and immediate vesting of his shares of restricted stock.

DIRECTOR COMPENSATION

Fees

The following fees were paid to Directors who were not employees of the Company during fiscal 2008. Directors who are full-time employees of the Company receive no additional compensation for serving as directors. Board members also are reimbursed for all expenses associated with attending Board or Committee meetings.

Annual Retainer	$	15,000
Fee for each Board meeting	$	1,000
Fee for each telephonic Board meeting	$	500
Lead Director Retainer	$	10,000
Compensation Committee Chairman Retainer	$	10,000
Nominating/Corporate Governance Chairman Retainer	$	10,000
Audit Committee Chairman Retainer	$	20,000

Additionally, members of the Audit Committee receive $1,000, Compensation and the Nominating/Corporate Governance Committee receive $750 for each in-person meeting.

Incentive Plan

The Board of Directors adopted an amended and restated Director Incentive Plan on December 15, 2006, which Director Incentive Plan was ratified by the Company's shareholders on February 6, 2007.

Under the amended and restated Director Incentive Plan, each non-employee director receives a standard grant of restricted common stock comprised of a number of shares of restricted stock as determined by the Compensation Committee of the Board of Directors. Each non-employee director will receive the standard grant of restricted common stock on March 1st of each year. Upon being appointed a non-employee director after March 1st, such director is granted a pro-rata portion of the standard grant of restricted common stock and receives a standard grant of restricted common stock pursuant to the plan on March 1st of each succeeding year. The amount of pro-rata options granted to each new non-employee director is calculated by dividing the number of days prior to March 1 by the number of days in the calendar year and multiplying the quotient by the standard restricted stock award as was determined by the Compensation Committee for the relevant year.

Other Benefits

Each non-employee director, and certain family members of such director, receives free travel on Mesa Airlines and free or reduced-fare travel on certain other partner air carriers at no cost to the Company or the director. The Company believes that the directors' use of free air travel is "de minimis" and did not maintain any records of non-employee directors' travel during fiscal 2008.

A summary of compensation paid to our non-employee directors in fiscal 2008 is as follows:

Director Compensation Table – Fiscal Year 2008

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Daniel J. Altobello	$ 42,000	$ 22,500	--	--	--	--	$ 64,500
Robert Beleson	$ 49,750	$ 22,500	--	--	--	--	$ 72,250
Carlos E. Bonilla	$ 33,500	$ 22,500	--	--	--	--	$ 56,000
Joseph L. Manson	$ 30,750	$ 22,500	--	--	--	--	$ 53,250
Peter F. Nostrand	$ 49,000	$ 22,500	--	--	--	--	$ 71,000
Maurice A. Parker(2)	$ -0-	$ -0-	--	--	--	--	$ -0-
Richard R. Thayer	$ 57,750	$ 22,500	--	--	--	--	$ 80,250

(1) Each non-employee director received a grant of 9,000 shares of restricted stock on March 3, 2008. The value in this column is based on grant date fair value determined pursuant to FAS 123R.

(2) In 2008, Mr. Parker was a non-employee director. Accordingly, he received no such fees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the fiscal year 2008, the Compensation Committee consisted of Messrs. Altobello, Bonilla and Nostrand. None of the members of the committee held any executive officer position or other employment with the Company prior to or during such service.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In addition to our joint venture with Kunpeng Airlines, the Company currently subleases five regional jets to Kunpeng Airlines and are in negotiations to sublease additional aircraft in the future. Total sublease income totaled $4.4 million in fiscal 2008 and $0.1 million in fiscal 2007.

Prior to September 2006, the Company provided reservation services to Europe-By-Air. The Company billed Europe-By-Air approximately $53,000 for those services during fiscal 2006. The Company did not have any billings or contractual relationships with Europe-By-Air in fiscal years 2007 and 2008. The Company's CEO, Mr. Ornstein, is a major shareholder of Europe-By-Air. In September 2006, Europe-By-Air stopped using the Company's reservation services.

The Company uses the services of the law firm of Baker & Hostetler for labor-related legal services. The Company paid the firm an aggregate of $0.3 million, $0.2 million and $0.3 million for legal-related services in fiscal 2008, 2007 and 2006, respectively. Mr. Joseph Manson, a member of the Company's Board of Directors, is a partner with Baker & Hostetler.

In fiscal 2001, the Company established Regional Airline Partners ("RAP"), a political interest group formed to pursue the interests of regional airlines, communities served by regional airlines and manufacturers of regional airline equipment. RAP has been involved in various lobbying activities related to maintaining funding for the Essential Air Service program under which the company operates the majority of its Beechcraft 1900 aircraft. Mr. Maurice Parker, a member of the Company's Board of Directors, is the Executive Director of RAP. During fiscal 2008, 2007 and 2006, the Company paid RAP's operating costs totaling approximately $272,000, $284,000 and $312,000, respectively. Included in these amounts are the wages of Mr. Parker, which amounted to $154,000, $113,000 and $119,000 for fiscal 2008, 2007 and 2006, respectively. Since inception, the Company has financed 100% of RAP's operations. Subsequent to the 2008 fiscal year end and in connection with the Company's shutdown of Air Midwest, the Company has terminated all funding of RAP's operations including any wages of Mr. Parker.

The Company will enter into future business arrangements with related parties only where such arrangements are approved by a majority of disinterested directors and are on terms at least as favorable as available from unaffiliated third parties.

Shareholder Proposals for Action at the Company's Next Annual Meeting

A shareholder proposal for shareholder action at the next Annual Meeting of Shareholders to be held in 2010 must be received by the Company's Secretary at the Company's offices within a reasonable time before the Company sends out its proxy materials for the 2010 Annual Meeting of Shareholders, in order to be included in the Company's proxy statement and form of proxy for that meeting. Such proposals should be addressed to the Corporate Secretary, Mesa Air Group, Inc., 410 North 44th Street, Suite 100, Phoenix, Arizona 85008. If a shareholder proposal is introduced at the 2010 Annual Meeting of Shareholders without any discussion of the proposal in the Company's proxy statement, and the shareholder does not notify the Company of the shareholder's intent to raise such proposal at the 2010 Annual Meeting of Shareholders within a reasonable amount of time before the Company sends out its proxy materials for the 2010 Annual Meeting of Shareholders, as required by the Securities and Exchange Commission's Rule 14(a)-4(c)(1), then proxies received by the Company for the 2010 Annual Meeting will be voted by the persons named as such proxies in their discretion with respect to such proposal. Notice of such proposal is to be sent to the above address.

Annual Report

The 2008 Annual Report, which was mailed to shareholders with this proxy statement, contains financial and other information about our activities, but is not incorporated into this proxy statement and is not to be considered a part of these proxy soliciting materials.

The Company will provide upon written request, without charge to each shareholder of record as of the Record Date, a copy of the Company's annual report on Form 10-K for the fiscal year ended September 30, 2008, as filed with the SEC. Any Exhibits listed in the Form 10-K also will be furnished upon request at the Company's expense. Any such request should be directed to the Company's Corporate Secretary at the Company's executive offices at 410 North 44th Street, Suite 100, Phoenix, Arizona 85008.

Incorporation by Reference

Notwithstanding anything to the contrary set forth in any of our previous filings under the securities laws that might incorporate future filings, including this Proxy Statement, in whole or in part, the Compensation Committee Report, the Audit Committee Report, the content of www.mesa-air.com, including the charters of the committees of our Board of Directors, our Corporate Governance Guidelines, our Nominating/Corporate Governance Committee Charter, our Audit Committee Charter, our Compensation Committee Charter and our Code of Conduct, included or referenced in this Proxy Statement shall not be incorporated by reference into any such filings.

Voting by Proxy

In order to ensure that your shares will be represented at the Annual Meeting, please sign and return the enclosed Proxy in the envelope provided for that purpose, whether or not you expect to attend. Any shareholder may, without affecting any vote previously taken, revoke a written proxy by giving notice of revocation to the Company in writing or by executing and delivering to the Company a later dated proxy.

By Order of the Board of Directors



Jonathan G. Ornstein,
Chairman of the Board and Chief Executive Officer

MESA AIR GROUP, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF MESA AIR GROUP, FOR THE ANNUAL MEETING OF SHAREHOLDERS.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be held on March 17, 2009.

The Proxy Statement and Annual Report are available at the Company's website *www.mesa-air.com* investor relations.

The undersigned shareholder of Mesa Air Group, Inc., a Nevada corporation (the "Company"), hereby acknowledges receipt of the Notice of Annual Meeting of Shareholders, dated January 28, 2009, and hereby appoints Jonathan G. Ornstein or Brian S. Gillman and each of them, proxies and attorneys-in-fact, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Annual Meeting of Shareholders of MESA AIR GROUP, INC. to be held at the Company's offices, 410 N. 44th Street, Suite 160, Phoenix, Arizona 85008 on March 17, 2009, at 10:00 a.m., Arizona time, and at any adjournment(s) or postponement(s) thereof, and to vote all shares of Common Stock that the undersigned would be entitled to vote if then and there personally present, on the matters set forth below.

1. ELECTION OF DIRECTORS
    ☐ FOR all nominees listed below (except as marked to the contrary below):
    Jonathan G. Ornstein, Daniel J. Altobello, Robert Beleson, Carlos E. Bonilla, Joseph L. Manson, Peter F. Nostrand, Maurice A. Parker and Richard R. Thayer

    ☐ WITHHOLD AUTHORITY to vote for all nominees listed above

INSTRUCTIONS: To withhold authority to vote for any individual nominee, write that nominee's name in the space provided below:

2. RATIFICATION OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
    ☐   FOR   ☐   AGAINST   ☐   ABSTAIN

    THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" THE ELECTION OF THE NOMINEES NAMED ABOVE AND "FOR" THE PROPOSAL TO RATIFY THE SELECTION OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS, AND AS SAID PROXIES DEEM ADVISABLE ON SUCH MATTERS AS MAY COME BEFORE THE MEETING.

Dated: _____, 2009

Please sign exactly as your name appears on the front of this Proxy Card. When shares are held in common or in joint tenancy, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by an authorized person.

SIGNATURES:

Please return in the enclosed, postage-paid envelope.

I Will _____   Will not _____ attend the Meeting.